Sierra Wireless Reports Fourth Quarter and Full Year 2017 Results
Revenue increases 12.6% year-over-year to $183.5 million in the fourth quarter of 2017

VANCOUVER, BRITISH COLUMBIA - February 8, 2018 - Sierra Wireless, Inc. (NASDAQ: SWIR) (TSX: SW) today reported results for its fourth quarter and fiscal year ending December 31, 2017. All results are reported in U.S. dollars and are prepared in accordance with United States generally accepted accounting principles (GAAP), except as otherwise indicated below.

“In the fourth quarter of 2017, we delivered year-over-year revenue increases in each of our three segments, with particularly strong growth in our high margin Enterprise and IoT Services lines of business,” said Jason Cohenour, President and CEO.  “We also significantly strengthened our IoT Services business with the addition of Numerex, and are now better positioned than ever before to expand our IoT services and scale our subscription based recurring revenue.”

Q4 2017
Revenue for the fourth quarter of 2017 was $183.5 million, an increase of 12.6% compared to $163.0 million in the fourth quarter of 2016. Revenue from OEM Solutions was $139.8 million in the fourth quarter of 2017, up 3.4% compared to $135.2 million in the fourth quarter of 2016. Revenue from Enterprise Solutions was $31.8 million in the fourth quarter of 2017, up 52.0% compared to $21.0 million in the fourth quarter of 2016. Revenue from IoT Services was $11.9 million in the fourth quarter of 2017, up 73.5% compared to $6.8 million in the fourth quarter of 2016. The fourth quarter of 2017 includes $3.1 million of revenue from Numerex Corp. ("Numerex") which was acquired on December 7, 2017. Subsequent to the acquisition of Numerex, our former Cloud and Connectivity Services segment was renamed IoT Services and now includes Numerex.

GAAP RESULTS

•
Gross margin was $61.8 million, or 33.7% of revenue, in the fourth quarter of 2017, compared to $68.8 million, or 42.2% of revenue, in the fourth quarter of 2016. In the fourth quarter 2016, gross margin was favorably impacted by a change in estimate of our Intellectual Property ("IP") royalty accrual.

•
Operating expenses were $64.8 million and loss from operations was $3.0 million in the fourth quarter of 2017, compared to operating expenses of $49.6 million and earnings from operations of $19.2 million in the fourth quarter of 2016.

•	Net loss was $3.5 million, or $0.11 per diluted share, in the fourth quarter of 2017, compared to net earnings of $15.7 million, or $0.49 diluted per share, in the fourth quarter of 2016.
NON-GAAP RESULTS(1)

•	Gross margin was 33.8% in the fourth quarter of 2017, compared to 34.3% in the fourth quarter of 2016.

•
Operating expenses were $52.5 million and earnings from operations were $9.5 million in the fourth quarter of 2017, compared to operating expenses of $44.1 million and earnings from operations of $11.7 million in the fourth quarter of 2016.

•	Net earnings were $9.2 million, or $0.28 per diluted share, in the fourth quarter of 2017, compared to net earnings of $8.8 million, or $0.27 per diluted share, in the fourth quarter of 2016.

•	Adjusted earnings before interest, taxes, depreciation and amortization ("Adjusted EBITDA") were $13.9 million in the fourth quarter of 2017, compared to $15.5 million in the fourth quarter of 2016.

(1) See "Non-GAAP Financial Measures" and "Reconciliation of GAAP and Non-GAAP Results by Quarter" below.

Cash and cash equivalents at the end of the fourth quarter of 2017 were $65.2 million, representing a decrease of $9.0 million compared to the end of the third quarter of 2017. The decrease in cash was primarily due to the acquisition of Numerex partially offset by positive cash flows from operating activities.

FULL YEAR 2017
Revenue for 2017 was $692.1 million, an increase of 12.4% compared to $615.6 million in 2016. Revenue from OEM Solutions was $555.9 million in 2017, up 7.6% compared to $516.5 million in 2016. Revenue from Enterprise Solutions was $101.5 million in 2017, up 42.0% compared to $71.5 million in 2016. Revenue from IoT Services, including $3.1 million from Numerex was $34.7 million in 2017, up 25.5% compared to $27.6 million in 2016.

GAAP RESULTS

•
Gross margin was $234.9 million, or 33.9% of revenue, in 2017, compared to $217.7 million, or 35.4% of revenue, in 2016. In 2016, gross margin was favorably impacted by a change in estimate of our IP royalty accrual and two legal settlements.

•	Operating expenses were $235.3 million and loss from operations was $0.4 million in 2017, compared to operating expenses of $196.4 million and earnings from operations of $21.3 million in 2016.

•	Net earnings were $4.1 million, or $0.13 per share, in 2017, compared to net earnings of $15.4 million, or $0.48 per share, in 2016.

NON-GAAP RESULTS(2)

•	Gross margin was 34.0% in 2017, compared to 33.3% in 2016.

•	Operating expenses were $196.3 million and earnings from operations were $39.2 million in 2017, compared to operating expenses of $175.0 million and earnings from operations of $30.1 million in 2016.

•	Net earnings were $34.1 million, or $1.04 per share, in 2017, compared to net earnings of $22.0 million, or $0.68 per share, in 2016.

•	Adjusted EBITDA was $54.2 million in 2017, compared to $43.9 million in 2016.

(2) See "Non-GAAP Financial Measures" and "Reconciliation of GAAP and Non-GAAP Results by Quarter" below.

Acquisition
On December 7, 2017, in accordance with the terms of the Agreement and Plan of Merger, dated as of August 2, 2017, we acquired all of the outstanding shares of Numerex in a stock-for-stock merger transaction (the "Transaction") whereby Numerex stockholders received a fixed exchange ratio of 0.18 common shares of Sierra Wireless for each share of Numerex common stock. On closing of the Transaction, Sierra Wireless issued 3,580,832 common shares as merger consideration in exchange for all of the outstanding shares of Numerex common stock and certain outstanding Numerex equity awards and warrants. Concurrent with closing, approximately $20.2 million of cash in the aggregate was paid to retire outstanding Numerex debt for total consideration of $97.5 million.

Financial Guidance
For the first quarter of 2018, we expect revenue to be in the range of $181 million to $189 million and non-GAAP earnings per share to be in the range of $0.04 to $0.10. Our guidance for the first quarter of 2018 includes a full quarter of Numerex following the acquisition of the company on December 7, 2017. We expect the first quarter of 2018 to be impacted by some unusual and mainly non-recurring items, including higher one-time costs related to a Numerex network upgrade and customer migration and tight component supply constraining revenue and adding to cost of goods.

Additionally, with the integration of Numerex, we have commenced various efficiency and effectiveness initiatives.  These initiatives are focused on capturing synergies as we integrate Numerex and efficiency gains in other areas of our business. The initiatives being undertaken are expected to reduce cost of goods sold, as well as on-going operating expenses. As a result of implementing these initiatives, we are targeting a quarterly non-GAAP operating expense run rate of $56.5 million in the fourth quarter of 2018, down from approximately $59 million in non-GAAP operating expense that is included in our guidance for the first quarter of 2018. We expect these initiatives will result in a one-time non-GAAP restructuring charge of approximately $4.5 million.

This Non-GAAP guidance reflects current business indicators and expectations. Inherent in this guidance are risk factors that are described in greater detail in our regulatory filings. Our actual results could differ materially from those presented above. All figures are approximations based on management's current beliefs and assumptions.

Non-GAAP Financial Measures
We disclose non-GAAP financial measures as we believe they provide useful information on actual operating performance and assist in comparisons from one period to another. Readers are cautioned that non-GAAP financial measures do not have any standardized meaning prescribed by U.S. GAAP and therefore may not be comparable to similar measures presented by other companies.

Non-GAAP gross margin excludes the impact of stock-based compensation expense and related social taxes and certain other nonrecurring costs or recoveries.

Non-GAAP earnings (loss) from operations excludes the impact of stock-based compensation expense and related social taxes, amortization related to acquisitions, acquisition-related and integration expense, restructuring expense, impairment and certain other nonrecurring costs or recoveries.

In addition to the above, Non-GAAP net earnings (loss) and non-GAAP earnings (loss) per share exclude the impact of foreign exchange gains or losses on translation of certain balance sheet accounts, unrealized foreign exchange gains or losses on forward contracts and certain tax adjustments.

We use the above-noted non-GAAP financial measures for planning purposes and to allow us to assess the performance of our business before including the impacts of the items noted above as they affect the comparability of our financial results. These non-GAAP measures are reviewed regularly by management and the Board of Directors as part of the ongoing internal assessment of our operating performance. We also use non-GAAP earnings from operations as one component in determining short-term incentive compensation for management employees.

Adjusted EBITDA is defined as net earnings (loss) plus stock-based compensation expense and related social taxes, acquisition-related and integration expense, restructuring expense, impairment, certain other nonrecurring costs or recoveries, amortization, foreign exchange gains or losses on translation of certain balance sheet accounts, unrealized foreign exchange gains or losses on forward contracts, interest and income tax expense. Adjusted EBITDA is a metric used by investors and analysts for valuation purposes and we believe that it is an important indicator of our operating performance and our ability to generate liquidity through operating cash flow that will fund future working capital needs and capital expenditures.

Conference call and webcast details
Sierra Wireless President and CEO, Jason Cohenour, and CFO, David McLennan, will host a conference call and webcast with analysts and investors to review the results on Thursday, February 8, 2018, at 5:30 PM Eastern Time (2:30 PM PT). A live slide presentation will be available for viewing during the call from the link provided below.
To participate in this conference call, please dial the following number approximately ten minutes prior to the start of the call:

•	Toll-free (Canada and US): 1-877-201-0168

•	Alternate number: 1-647-788-4901

•	Conference ID: 5895407

To access the webcast, please follow the link below:
Sierra Wireless Q4 2017 Conference Call and Webcast
If the above link does not work, please copy and paste the following URL into your browser:
http://event.on24.com/r.htm?e=1555069&s=1&k=387A1BA17101DAF00053186E3990FD79

The webcast will remain available at the above link for one year following the call.

Investor and Media Contact:
David Climie
Vice President, Investor Relations
+1 (604) 231-1137
dclimie@sierrawireless.com

Investor Contact:
David G. McLennan
Chief Financial Officer
+1 (604) 231-1181
investor@sierrawireless.com

Cautionary Note Regarding Forward-Looking Statements
Certain statements and information in this press release are not based on historical facts and constitute forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws (“forward-looking statements”) including statements and information relating to our financial guidance for the first quarter of 2018 and our fiscal year 2018, our business outlook for the short and longer term, statements regarding our strategy, plans and future operating performance; the Company’s liquidity and capital resources; the Company’s financial and operating objectives and strategies to achieve them; general economic conditions; expectations regarding the acquisition of Numerex; estimates of our expenses, future revenues, non-GAAP earnings per share and capital requirements; our expectations regarding the legal proceedings we are involved in; statements with respect to the Company’s estimated working capital; expectations with respect to the adoption of IoT solutions; expectations regarding product and price competition from other wireless device manufacturers and solution providers; and our ability to implement effective control procedures. Forward-looking statements are provided to help you understand our views of our short and long term plans, expectations and prospects. We caution you that forward-looking statements may not be appropriate for other purposes. We do not intend to update or revise our forward-looking statements unless we are required to do so by securities laws.
Forward-looking statements:

•	Typically include words and phrases about the future such as “outlook”, “will”, “may", “estimates”, “intends”, “believes”, “plans”, “anticipates” and “expects”.

•	Are not promises or guarantees of future performance. They represent our current views and may change significantly.

•	Are based on a number of material assumptions, including, but not limited to, those listed below, which could prove to be significantly incorrect:

•	our ability to develop, manufacture and sell new products and services that meet the needs of our customers and gain commercial acceptance;

•	our ability to continue to sell our products and services in the expected quantities at the expected prices and expected times;

•	expected cost of goods sold;

•	expected component supply constraints;

•	our ability to win new business;

•	our ability to integrate the business, operations and workforce of Numerex and to return the Numerex business to profitable growth and realize the expected benefits of the acquisition;

•	our ability to integrate other acquired businesses and realize expected benefits;

•	expected deployment of next generation networks by wireless network operators;

•	our operations not being adversely disrupted by other developments, operating or regulatory risks; and

•	expected tax rates and foreign exchange rates.

•
Are subject to substantial known and unknown material risks and uncertainties. Many factors could cause our actual results, achievements and developments in our business to differ significantly from those expressed or implied by our forward-looking statements, including without limitation, the following factors. These risk factors and others are discussed in our Annual Information Form and Management's Discussion and Analysis of Financial Condition and Results of Operations, which may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov and in our other regulatory filings with the Securities and Exchange Commission in the United States and the Provincial Securities Commissions in Canada:

•	competition from new or established competitors or from those with greater resources;

•	risks related to the recent acquisition of Numerex;

•	disruption of, and demands on, our ongoing business and diversion of management's time and attention in connection with other acquisitions or divestitures;

•	the loss of or significant demand fluctuations from any of our significant customers;

•	cyber-attacks or other breaches of our information technology security;

•	our financial results being subject to fluctuation;

•	our ability to respond to changing technology, industry standards and customer requirements;

•	our ability to attract or retain key personnel;

•	risks related to infringement on intellectual property rights of others;

•	our ability to obtain necessary rights to use software or components supplied by third parties;

•	our ability to enforce our intellectual property rights;

•	difficult or uncertain global economic conditions;

•	our reliance on single source suppliers for certain components used in our products;

•	failures of our products or services due to design flaws and errors, component quality issues, manufacturing defects or other quality issues;

•	our dependence on a limited number of third party manufacturers;

•	unanticipated costs associated with litigation or settlements;

•	our dependence on wireless network carriers to offer and promote acceptable wireless service programs;

•	risks related to contractual disputes with counterparties;

•	risks related to governmental regulation;

•	risks related to the transmission, use and disclosure of user data and personal information; and

•	risks inherent in foreign jurisdictions.

About Sierra Wireless
Sierra Wireless (NASDAQ: SWIR) (TSX: SW) is an IoT pioneer, empowering businesses and industries to transform and thrive in the connected economy. Customers Start with Sierra because we offer a device and cloud solution, comprised of embedded and networking solutions seamlessly integrated with our secure cloud and connectivity services. OEMs and enterprises worldwide rely on our expertise in delivering fully integrated solutions to reduce complexity, turn data into intelligence and get their connected products and services to market faster. Sierra Wireless has approximately 1,400 employees globally and operates R&D centers in North America, Europe and Asia. For more information, visit www.sierrawireless.com.

"AirPrime," "AirLink," and "AirVantage" are trademarks of Sierra Wireless. Other product or service names mentioned herein may be the trademarks of their respective owners.

SIERRA WIRELESS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE EARNINGS (LOSS)
(In thousands of U.S. dollars, except where otherwise stated)

	Three months ended December 31,		Twelve months ended December 31,
	2017	2016	2017	2016
Revenue	$183,533	$163,021	$692,077	$615,607
Cost of goods sold	121,719	94,225	457,130	397,864
Gross margin	61,814	68,796	234,947	217,743

Expenses
Sales and marketing	20,456	17,048	75,594	64,242
Research and development	21,828	18,047	83,361	73,077
Administration	11,379	9,708	42,904	40,956
Restructuring	245	—	1,076	—
Acquisition-related and integration	4,792	376	8,195	843
Impairment	—	—	3,668	—
Amortization	6,073	4,372	20,508	17,277
	64,773	49,551	235,306	196,395
Earnings (loss) from operations	(2,959)	19,245	(359)	21,348
Foreign exchange gain (loss)	1,267	(3,547)	7,550	(1,736)
Other income	38	2	67	83
Earnings (loss) before income taxes	(1,654)	15,700	7,258	19,695
Income tax expense (recovery)	1,876	(18)	3,123	4,310
Net earnings (loss)	$(3,530)	$15,718	$4,135	$15,385
Other comprehensive earnings (loss):
Foreign currency translation adjustments, net of taxes of $nil	88	(6,356)	11,950	(6,448)
Comprehensive earnings (loss)	$(3,442)	$9,362	$16,085	$8,937

Net earnings (loss) per share (in dollars)
Basic	$(0.11)	$0.49	$0.13	$0.48
Diluted	(0.11)	0.49	0.13	0.48

Weighted average number of shares outstanding (in thousands)
Basic	33,136	31,962	32,356	32,032
Diluted	33,136	32,367	32,893	32,335

SIERRA WIRELESS, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars, except where otherwise stated)

	As at December 31,
	2017	2016
Assets
Current assets
Cash and cash equivalents	$65,003	$102,772
Restricted cash	221	—
Accounts receivable	168,503	143,798
Inventories	53,026	40,913
Prepaids and other	8,006	6,530
	294,759	294,013
Property and equipment	42,977	34,180
Intangible assets	108,599	74,863
Goodwill	218,516	154,114
Deferred income taxes	12,197	16,039
Other assets	12,058	5,250
	$689,106	$578,459
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$172,395	$167,500
Deferred revenue and credits	5,455	5,263
	177,850	172,763
Long-term obligations	36,637	32,654
Deferred income taxes	7,702	11,458
	222,189	216,875
Equity
Shareholders’ equity
Common stock: no par value; unlimited shares authorized; issued and outstanding:
35,861,510 shares (December 31, 2016 — 31,859,960 shares)	427,748	342,450
Preferred stock: no par value; unlimited shares authorized; issued and outstanding: nil shares	—	—
Treasury stock: at cost; 222,639 shares (December 31, 2016 — 355,471 shares)	(3,216)	(5,134)
Additional paid-in capital	27,962	24,976
Retained earnings	16,899	13,718
Accumulated other comprehensive loss	(2,476)	(14,426)
	466,917	361,584
	$689,106	$578,459

SIERRA WIRELESS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of U.S. dollars)

	Three months ended December 31,		Twelve months ended December 31,
	2017	2016	2017	2016
Cash flows provided by (used in):
Operating activities
Net earnings (loss)	$(3,530)	$15,718	$4,135	$15,385
Items not requiring (providing) cash
Amortization	8,764	7,043	30,503	25,894
Stock-based compensation	2,869	1,845	10,341	7,629
Deferred income taxes	2,088	(2,707)	748	(2,707)
Reduction in accrued royalty obligation	—	(13,045)	—	(13,045)
Impairment	—	—	3,668	—
Unrealized foreign exchange (gain) loss	(461)	561	(8,507)	(862)
Other	170	(99)	(55)	(303)
Changes in non-cash working capital
Accounts receivable	(11,333)	(22,285)	(10,584)	(26,475)
Inventories	7,387	(16,749)	(6,806)	(5,785)
Prepaids and other	(122)	3,515	(4,875)	6,970
Accounts payable and accrued liabilities	6,627	25,139	(18,932)	38,601
Deferred revenue and credits	1,079	245	(564)	1,203
Cash flows provided by (used in) operating activities	13,538	(819)	(928)	46,505
Investing activities
Additions to property and equipment	(3,221)	(4,147)	(14,100)	(16,957)
Additions to intangible assets	(321)	(163)	(1,706)	(900)
Proceeds from sale of property and equipment	8	—	35	3
Acquisitions, net of cash acquired:
Numerex Corp.	(18,725)	—	(18,725)	—
GNSS business	—	—	(3,145)	—
Blue Creation	—	(2,882)	—	(2,882)
GenX Mobile Inc.	—	—	—	(5,900)
Cash flows used in investing activities	(22,259)	(7,192)	(37,641)	(26,636)
Financing activities
Issuance of common shares, net of issue cost	423	479	5,708	2,048
Repurchase of common shares for cancellation	—	(3,997)	(2,779)	(10,203)
Purchase of treasury shares for RSU distribution	—	—	—	(4,214)
Taxes paid related to net settlement of equity awards	(271)	(119)	(1,367)	(909)
Payment for contingent consideration	—	—	(1,397)	(16)
Decrease in other long-term obligations	(96)	(105)	(436)	(395)
Cash flows provided by (used in) financing activities	56	(3,742)	(271)	(13,689)
Effect of foreign exchange rate changes on cash and cash equivalents	(317)	2,471	1,292	2,656
Cash and cash equivalents and restricted cash, increase (decrease) in the period	(8,982)	(9,282)	(37,548)	8,836
Cash and cash equivalents and restricted cash, beginning of period	74,206	112,054	102,772	93,936
Cash and cash equivalents and restricted cash, end of period	$65,224	$102,772	$65,224	$102,772

SIERRA WIRELESS, INC.

RECONCILIATION OF GAAP AND NON-GAAP RESULTS BY QUARTER

	2017				2016
(In thousands of U.S. dollars, except where otherwise stated)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Gross margin - GAAP	$61,814	$57,775	$59,697	$55,661	$68,796	$49,368	$52,764	$46,815
Stock-based compensation and related social taxes	122	123	108	108	99	108	107	106
Realized gains (losses) on hedge contracts	11	12	—	—	—	—	—	—
Other nonrecurring costs (recoveries)	—	—	—	—	(13,045)	—	—	—
Gross margin - Non-GAAP	$61,947	$57,910	$59,805	$55,769	$55,850	$49,476	$52,871	$46,921

Earnings (loss) from operations - GAAP	$(2,959)	$238	$3,849	$(1,487)	$19,245	$(53)	$3,411	$(1,255)
Stock-based compensation and related social taxes	2,869	2,780	2,577	2,148	1,845	1,856	1,902	1,993
Acquisition-related and integration	4,792	2,077	875	451	376	34	59	374
Restructuring	245	199	259	373	—	—	—	—
Impairment	—	—	—	3,668	—	—	—	—
Realized gains (losses) on hedge contracts	209	210	—	—	—	—	—	—
Other nonrecurring costs (recoveries)	—	—	42	276	(13,045)	1,283	—	—
Acquisition-related amortization	4,306	3,845	3,694	3,641	3,308	3,206	3,058	2,530
Earnings (loss) from operations - Non-GAAP	$9,462	$9,349	$11,296	$9,070	$11,729	$6,326	$8,430	$3,642

Net earnings (loss) - GAAP	$(3,530)	$1,227	$6,649	$(211)	$15,718	$(1,769)	$718	$718
Stock-based compensation and related social taxes, restructuring, impairment, acquisition-related and integration, realized gains (losses) on hedge contracts and other nonrecurring costs (recoveries)	7,906	5,056	3,753	6,916	(10,824)	3,173	1,961	2,367
Amortization	8,764	7,548	7,194	6,997	7,043	6,577	6,706	5,568
Interest and other, net	(38)	(32)	12	(9)	(2)	(23)	(32)	(26)
Foreign exchange loss (gain)	(1,058)	(1,457)	(3,517)	(1,099)	3,547	(590)	1,071	(2,292)
Income tax expense (recovery)	1,876	710	705	(168)	(18)	2,329	1,654	345
Adjusted EBITDA	$13,920	$13,052	$14,796	$12,426	$15,464	$9,697	$12,078	$6,680
Amortization (exclude acquisition-related amortization)	(4,458)	(3,703)	(3,500)	(3,356)	(3,735)	(3,371)	(3,648)	(3,038)
Interest and other, net	38	32	(12)	9	2	23	32	26
Income tax expense - Non-GAAP	(308)	(1,791)	(1,591)	(1,418)	(2,900)	(2,208)	(2,086)	(1,047)
Net earnings - Non-GAAP	$9,192	$7,590	$9,693	$7,661	$8,831	$4,141	$6,376	$2,621

Diluted earnings (loss) per share
GAAP - (in dollars)	$(0.11)	$0.04	$0.20	$(0.01)	$0.49	$(0.06)	$0.02	$0.02
Non-GAAP - (in dollars)	$0.28	$0.23	$0.30	$0.24	$0.27	$0.13	$0.20	$0.08

SIERRA WIRELESS, INC.

SEGMENTED RESULTS

(In thousands of U.S. dollars, except where otherwise stated)	2017					2016
	Total	Q4	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1

OEM Solutions
Revenue	$555,887	$139,795	$138,531	$144,561	$133,000	$516,517	$135,211	$127,765	$132,667	$120,874
Gross margin (2) (3)
- GAAP	$171,015	$41,453	$41,161	$46,323	$42,078	$166,596	$54,110	$37,191	$41,005	$34,290
- Non-GAAP	$171,402	$41,554	$41,268	$46,413	$42,167	$154,988	$42,232	$37,280	$41,096	$34,380
Gross margin % (2) (3)
- GAAP	30.8%	29.7%	29.7%	32.0%	31.6%	32.3%	40.0%	29.1%	30.9%	28.4%
- Non-GAAP	30.8%	29.7%	29.8%	32.1%	31.7%	30.0%	31.2%	29.2%	31.0%	28.4%

Enterprise Solutions
Revenue	$101,535	$31,879	$26,277	$21,661	$21,718	$71,486	$20,976	$18,938	$16,577	$14,995
Gross margin (1) (2) (3)
- GAAP	$48,521	$15,129	$12,631	$10,276	$10,485	$39,949	$12,002	$9,273	$8,922	$9,752
- Non-GAAP	$48,593	$15,152	$12,652	$10,289	$10,500	$38,913	$10,930	$9,286	$8,934	$9,763
Gross margin % (1) (2) (3)
- GAAP	47.8%	47.5%	48.1%	47.4%	48.3%	55.9%	57.2%	49.0%	53.8%	65.0%
- Non-GAAP	47.9%	47.5%	48.1%	47.5%	48.3%	54.4%	52.1%	49.0%	53.9%	65.1%

IoT Services
Revenue	$34,655	$11,859	$8,433	$7,288	$7,075	$27,604	$6,834	$6,857	$6,985	$6,928
Gross margin
- GAAP	$15,411	$5,232	$3,983	$3,098	$3,098	$11,198	$2,684	$2,904	$2,837	$2,773
- Non-GAAP	$15,436	$5,241	$3,990	$3,103	$3,102	$11,217	$2,688	$2,910	$2,841	$2,778
Gross margin %
- GAAP	44.5%	44.1%	47.2%	42.5%	43.8%	40.6%	39.3%	42.4%	40.6%	40.0%
- Non-GAAP	44.5%	44.2%	47.3%	42.6%	43.8%	40.6%	39.3%	42.4%	40.7%	40.1%

Total
Revenue	$692,077	$183,533	$173,241	$173,510	$161,793	$615,607	$163,021	$153,560	$156,229	$142,797
Gross margin
- GAAP	$234,947	$61,814	$57,775	$59,697	$55,661	$217,743	$68,796	$49,368	$52,764	$46,815
- Non-GAAP	$235,431	$61,947	$57,910	$59,805	$55,769	$205,118	$55,850	$49,476	$52,871	$46,921
Gross margin %
- GAAP	33.9%	33.7%	33.3%	34.4%	34.4%	35.4%	42.2%	32.1%	33.8%	32.8%
- Non-GAAP	34.0%	33.8%	33.4%	34.5%	34.5%	33.3%	34.3%	32.2%	33.8%	32.9%

(1) Q1 2016 Enterprise Solutions results include a $1.9 million recovery from a legal settlement with a supplier related to a quality issue with a component used in some of our gateway products. Excluding this recovery, GAAP and Non-GAAP gross margin percentage would have been 52.4% and 52.5%, respectively.
(2) Q2 2016 OEM Solutions results include a $1.7 million recovery from certain legal costs pursuant to a favorable arbitration decision on a contract dispute with an intellectual property licensor. Excluding this recovery, GAAP and Non-GAAP gross margin percentage would have been 29.6% and 29.7%, respectively. Q2 2016 Enterprise Solutions results also include a $0.2 million recovery from this arbitration decision. Excluding this recovery, GAAP and Non-GAAP gross margin percentage would have been 52.7% and 52.8%, respectively.

(3) Q4 2016 OEM Solutions and Enterprise Solutions GAAP gross margins include a favorable impact of $12.9 million and $1.5 million, respectively, of a change in estimate on accrued royalty obligations. This is comprised of two components, an amount of $11.7 million and $1.3 million, respectively, related to a one-time reduction effective October 1, 2016 (excluded from non-GAAP gross margin), and a $1.2 million and $0.2 million, respectively, favorable impact related to royalties accrued on the products sold in Q4, 2016 (included in non-GAAP gross margin).